Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel.: (514) 842-5323
Fax: (514) 842-3306

05010785

Montreal, August 8, 2005

SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH, D.C. 190 SECTION

Attn: Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

Re: Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs:

Please find attached the Consolidated Interim Unaudited Financial Statements for the six-month period ended June 30, 2005. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Vatché Tchakmakian, CA
Chief Financial Officer

dw 8/30

Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim
Financial Statements

Six-month period ended June 30, 2005

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Message from the president

Second Quarter 2005

In our ongoing effort to acquire quality gold properties in Russia, we continue to concentrate on the Bugdainskoe Au-Mo property located in the Chita Region of southeast Siberia. We are working hard to complete our due diligence evaluations at Bugdainskoe which will hopefully allow us to proceed with the signing of a Definitive Agreement and the formation of a Russian joint venture company with Priargunsky Industrial Mining and Chemical Corporation (PPGKHO). We hope to move into this stage of the project by mid August.

Gold is now trading on an upward swing at US$437 per ounce, having come off recent lows below US$418 per ounce in late May. We anticipate continued price volatility in gold owing to threats of labour unrest in South Africa, ongoing ant-mining demonstrations in Latin America, antagonistic government-led legal proceedings in Indonesia, and terrorist bombings in London, countered by a surprisingly resilient, but overall insecure, US dollar. We continue to see mostly upward pressures to drive gold into the range of US$450 to US$475 per ounce over the next 12 months.

The unique strategic alliance that we have formed with Newmont Mining Corporation in Russia is an extremely valuable association that gives Franc-Or extraordinary flexibility to pursue both large and small gold properties in a country with exceptional potential for new discovery. Although our progress continues to be slower than hoped, management reiterates that the true value of the Newmont alliance will be realised when a key property is finalised and the gold price eventually moves into the expected higher ranges.

August 5, 2005

(S) Robert J. Casaceli
President

Management Discussion and Analysis

The following management discussion and analysis (the "MD&A") of the financial condition and results of the operations of Franc-Or Resources Corporation ("Franc-Or" or "the Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the six-month period ended June 30, 2005. This MD&A should be read in conjunction with the Company's financial statements and related notes for the second quarter ended June 30, 2005, along with the Company's MD&A included in the 2004 annual report.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and can be obtained from www.sedar.com.

Overview
Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

Operating Activities
Revenues
The Corporation earned interest income of $26,547 for the first six month of 2005 ($38,991 in 2004). The decrease in interest income is due to the lower level of short-term investments of $773,275 on June 30, 2005 as compared to $1,584,915 on June 30, 2004. In addition, $58,180 of bad debt was recovered in the first quarter of 2005 relating to certain royalty arrears from French Guiana operations. Finally the Corporation sold in the first quarter of 2005, a bulldozer located in French Guiana for an amount of $12,960 that had been previously written-off.

Expenses
General exploration expenses of $172,224 are made up mainly of geological and legal fees to conduct due diligence on the Bugdainskoe property (Details are outlined in Note 4 to the consolidated financial statements). In 2004, the Corporation was aggressively evaluating several properties in various stages of exploration that required, in addition to geological and legal fees, travelling to various properties in Russia. Thetotal amount allocated to general exploration was $258,626 in the first six-months of 2004. This relative decrease in activities is reflected as well in the professional and consulting fees of $78,928 for this period, as compared to the 2004 figure of $104,126.

The administrative and shareholders' information expenses of $70,329 in the first six months of 2005 were comparable to the 2004 figures of $75,707.

In summary, the net loss amounted to $250,827 for the first six months of 2005 as compared to $399,468 in 2004.

Working Capital
Working capital as at June 30, 2005 that totals $1.6 million ($1.6 million on December 31, 2004), coupled with Newmont's proposed investments, with no long-term debt, will enable the Corporation to fulfill its commitment on the Bugdainskoe property for a minimum of one year beyond the signing of the Definitive Agreement.

The Corporation relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Corporation's ability to arrange debt or equity financing. The Corporation will have to raise additional funds to complete the acquisition, exploration, and development of its properties. While the Corporation has been successful in raising funds in the past there is no assurance that it will continue to do so in the future.

Investing Activities
The Company's activities during this quarter were consistent with its business plans and exploration work objectives. The focus was driven toward performing the technical and legal due diligence work on the Bugdainskoe property in Russia.

Financing Activities

In July 2004, Franc-Or closed a $4 million Subscription Receipts agreement with Newmont Mining Corporation ("Newmont") convertible into shares and warrants of the Corporation when Franc-Or acquires the right to earn at least a 60% interest in a strategic gold exploration property located in Russia that is satisfactory to Newmont. The proceeds of the Subscription Receipts will be used to fund the Corporation's gold exploration and development initiatives in Russia. If no such property is acquired by May 18, 2006, the Subscription Receipts proceeds will be returned to Newmont.

In December 2004, Franc-Or signed a Memorandum of Agreement on the Bugdainskoe property located in the southeast corner of Chita Region of southern Siberia. Franc-Or and Newmont have been conducting a technical and legal due diligence on this property. If the due diligence is satisfactory to Newmont, the Subscription Receipts will be converted into Franc-Or common shares and warrants, and the purchase proceeds will be released to Franc-Or.

On June 10, 2005, Newmont Mining Corporation of Canada Limited ('Newmont') completed the exercise of 2,067,900 of its previously purchased Subscription Receipts at Cdn $0.16 per Subscription Receipt for aggregate proceeds of Cdn $330,864 such that Newmont holds 2,067,900 common shares of Franc-Or, 1,033,950 warrants and the remaining 22,932,100 Subscription Receipts.

Additional details are outlined in Note 3 to the consolidated financial statements.

Transactions with related parties

Details of related party transactions are outlined in Note 5 in the consolidated financial statements.

Industry and economic factors affecting the Company's performance

Details of risk factors are outlined in the Company's MD&A included in the 2004 annual report.

Change in Accounting Policies

No change in accounting policies affected the Corporation during the first six-months of 2005.

Financial Instruments and Other Instruments

Details are outlined in the Company's MD&A included in the 2004 annual report.

Outstanding share data *(as of August 5, 2005)*

Common shares	27,848,662
Stock options	2,350,000
Warrants	1,033,950
Fully diluted	31,232,612

Selected Consolidated Financial Information

The following table sets forth certain financial information for the Corporation on a consolidated basis.

	June 30 2005	March 31 2005	December 31 2004	September 30 2004
	$	$	$	$
Revenue	14,962	82,725	17,067	17,626
Net loss for the period	(179,738)	(71,090)	(168,714)	(170,104)
Net loss per share	(0.01)	-	(0.01)	(0.01)

	June 30 2004	March 31 2004	December 31 2003	September 30 2003
	$	$	$	$
Revenue	18,464	20,527	58,361	89,699
Net loss for the period	(290,581)	(108,887)	(3,251,600)	(73,553)
Net loss per share	(0.01)	-	(0.14)	-

Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

Subsequent Event
No subsequent event to report.

Management's responsibility for financial information
Franc-Or financial statements are the responsibility of the Corporation's management. The financial statements were prepared by the Company's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Special Note Regarding Forward-Looking Statements
Certain information regarding the Corporation contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

August 5, 2005

(S) Robert J. Casaceli
President and C.E.O.

(S) Vatché Tchakmakian
Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	June 30 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Cash	$ 881,381	$ 838,534
Short-term investments	773,275	779,142
Prepaid expenses and other assets	39,190	33,778
Total current assets	1,693,846	1,651,454
Capital assets (Note 2)		
Mining assets	53,568	53,568
Deferred exploration costs	435,097	435,097
	488,665	488,665
	$ 2,182,511	$ 2,140,119
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 72,775	$ 102,897
Shareholders' Equity		
Share capital (Note 3)	31,320,750	30,997,408
Contributed surplus	127,550	127,550
Deficit	(29,338,564)	(29,087,736)
Total shareholders' equity	2,109,736	2,037,222
	$ 2,182,511	$ 2,140,119

See accompanying notes

Approved by the Board

(S) Robert J. Casaceli, Director

(S) Michael A. Steeves, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended June 30		Six-month period ended June 30	
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues				
Investment income	$ 14,962	$ 18,464	$ 26,547	$ 38,991
Bad debt recovery	-	-	58,180	-
Gain on disposal of machinery and equipment	-	-	12,960	-
	14,962	18,464	97,687	38,991
Expenses				
General exploration expenses (Note 4)	92,653	223,556	172,224	258,626
Professional and consulting fees	36,934	58,441	78,928	104,126
Administration expenses and shareholders' information	38,725	27,930	70,239	76,534
Foreign exchange loss (gain)	26,388	(882)	27,124	(827)
	194,700	309,045	348,515	438,459
Net loss for the period	(179,738)	(290,581)	(250,828)	(399,468)
Deficit, at beginning of period	(29,158,826)	(28,458,337)	(29,087,736)	(28,349,450)
Deficit, at end of period	$ (29,338,564)	$ (28,748,918)	$ (29,338,564)	$ (28,748,918)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of outstanding shares	26,326,142	25,760,762	26,054,959	25,760,762

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended June 30		Six-month period ended June 30	
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities				
Net loss for the period	$ (179,738)	$ (290,581)	$ (250,828)	$ (399,468)
Adjustments for:				
Gain on disposal of machinery and equipment	-	-	(12,960)	-
	(179,738)	(290,581)	(263,788)	(399,468)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	(3,579)	(1,198)	273	414
Prepaid expenses and other assets	(14,032)	(6,126)	(5,412)	(2,613)
Accounts payable and accrued liabilities	(7,662)	58,087	(30,122)	60,224
	(25,273)	50,763	(35,261)	58,025
Cash flows used for operating activities	(205,011)	(239,818)	(299,049)	(341,443)
Financing activities				
Issuance of share capital	330,864	-	330,864	-
Share issue expense	(7,522)	-	(7,522)	-
Cash flows generated from financing activities	323,342	-	323,342	-
Investing activities				
Short-term investments proceeds	2,797	4,423	5,594	8,036
Proceeds from disposal of machinery and equipment	-	-	12,960	-
Cash flows generated from investing activities	2,797	4,423	18,554	8,036
Net change in cash	121,128	(235,395)	42,847	(333,407)
Cash, at beginning of period	760,253	715,775	838,534	813,787
Cash, at end of period	$ 881,381	$ 480,380	$ 881,381	$ 480,380

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2004. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Capital assets

	Mining assets	Deferred exploration costs
100% ownership of the Humboldt Springs claims in Nevada, USA with a 3% NSR royalty payable to a third party.		
Balance at December 31, 2004 and June 30, 2005	$ 53,568	$ 435,097

3. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	Number of shares	Amount
Balance at December 31, 2004	25,780,762	$ 30,997,408
Issued and paid in cash	2,067,900	330,864
Share issue expenses	-	(7,522)
Balance at June 30, 2005	27,848,662	$ 31,320,750

3. **Share capital** (Cont'd)

Subscription receipt

On June 10, 2005, Newmont Mining Corporation of Canada Limited ('Newmont') has completed the exercise of 2,067,900 of its previously purchased Subscription Receipts at Cdn $0.16 per Subscription Receipt for aggregate proceeds of Cdn $330,864 such that Newmont holds 2,067,900 common shares of Franc-Or, 1,033,950 Warrants and the remaining 22,932,100 Subscription Receipts.

Each Subscription Receipt represents the right to receive one Unit composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until July 7, 2007 at an exercise price of Cdn $0.25.

The extension of the expiry date of the warrants underlying the Subscription Receipts by one year to July 7, 2007, at the same exercise price of Cdn $0.25 per one common share, has received regulatory and shareholders approval.

The remaining 22,932,100 Subscription Receipts are automatically exercised into the underlying Units when Franc-Or acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. If no such property interest is acquired by May 18, 2006, the remaining private placement proceeds of approximately Cdn $3,670,000 will be returned to Newmont whereupon the Subscription Receipts will be cancelled for no further consideration.

Stock options
No changes occurred to the status of the stock options since the reported information in the audited consolidated financial statements for the year ended December 31, 2004.

The following table summarizes information about stock options outstanding and exercisable under the Plan as at June 30, 2005:

Outstanding and exercisable		
Exercise Price	**Number of options**	**Expiry Date**
$		
0.33	405,000	October 19, 2005
0.40	660,000	October 1, 2006
0.29	530,000	May 2, 2008
0.20	60,000	October 20, 2008
0.25	495,000	December 30, 2008
0.30	200,000	December 30, 2008
	2,350,000	

3. **Share capital** (Cont'd)

Warrants

A summary of changes of the Company's warrants is presented below:

	Six-month period ended June 30, 2005	
	Number of warrants	Exercise price
		$
Balance at beginning of the period	1,351,352	0.85
Issued	1,033,950	0.25
Expired	(1,351,352)	0.85
Balance at end of period (expiry, July 7, 2007)	1,033,950	0.25

4. **General exploration expenses**

The Corporation incurred the following general exploration expenses:

	Six-month period ended June 30	
	2005	2004
Geologist fees	$ 80,958	$ 128,713
Laboratory analysis	18,150	-
Legal fees	60,898	65,659
Travel	12,218	64,254
	$ 172,224	$ 258,626

5. **Related party transactions**

The Corporation carried out the following transactions, with its directors and officers:

	Six-month period ended June 30	
	2005	2004
Share issue expenses	$ 7,523	-
Professional and consulting fees	76,890	$ 92,613
General exploration	28,796	64,777
	$ 96,858	$ 157,390

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2005, accounts payable include an amount of $16,486 from these transactions.